Exhibit 12.1

	Trina Solar Limited
	Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2004	2005		2006		2007		2008
	(in $, except for ratio of earnings to fixed charges)
Computation of Earnings:
Income before taxes and minority interests	(431,721)	3,791,167		14,961,752		33,655,309		65,969,807
Minority interest in pre-tax	(13,267)	—		—		—		—
Interest capitalized	—	(52,731)		(74,685)		—		(1,467,604)
Fixed charges	92,830	539,777		2,213,078		7,745,422		25,497,303
Earnings	(352,158)	4,278,213		17,100,145		41,400,731		89,999,506
Computation of Fixed Charges:
Interest expense	72,614	522,976		2,211,906		7,551,160		25,404,059
Interest portion of operating lease expense	20,216	16,801		1,172		194,262		93,244
Fixed charges	92,830	539,777		2,213,078		7,745,422		25,497,303
Ratio of Earnings to Fixed charges	—	7.9	x	7.7	x	5.3	x	3.5	x
Deficiency	444,988	—		—		—		—